ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated February 22, 2023

Trigger Performance Leveraged Upside SecuritiesSM (Trigger PLUSSM) due on or about March 7, 2024

Based on the Performance of the Relevant Nearby NYMEX-traded Light Sweet Crude Oil (WTI) Futures Contract

This document provides a summary of the terms of the Trigger Performance Leveraged Upside SecuritiesSM (the “Trigger PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Trigger PLUS and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Trigger PLUS do not guarantee any return of principal at maturity and investors could lose a significant portion or all of their initial investment. The Trigger PLUS are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Trigger PLUS are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying commodity:	Relevant Nearby NYMEX-traded Light Sweet Crude Oil (WTI) Futures Contract (Bloomberg Ticker: “CL1 <Comdty>”)
Stated principal amount:	$1,000.00 per Trigger PLUS
Pricing date:	Expected to be February 24, 2023
Original issue date:	Expected to be March 1, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Valuation date:

Expected to be March 4, 2024 (approximately 12 months after the pricing date), subject to postponement in the event of a market disruption event, as set forth under “Market disruption events” in the accompanying preliminary pricing supplement.

Maturity date:

Expected to be March 7, 2024 (3 business days after the valuation date), subject to postponement in the event of a market disruption event, as set forth under “Market disruption events” in the accompanying preliminary pricing supplement.

Payment at maturity:	◼ If the underlying return is positive: $1,000.00 + Leveraged Upside Payment
◼ If the underlying return is zero or negative and the final price is greater than or equal to the trigger price: $1,000.00
◼

If the final price is less than the trigger price:

$1,000.00 + ($1,000.00 × Underlying Return)

Under these circumstances, investors will lose a percentage of their stated principal amount equal to the underlying return resulting in the loss of a significant portion and, in extreme situations, all of their initial investment. In no event will the payment at maturity be less than $0.00.

Underlying return:	(Final Price - Initial Price) / Initial Price
Leveraged upside payment:	$1,000.00 × Leverage Factor × Underlying Return
Leverage factor:	1.50
Trigger price:	90.00% of the initial price
Initial price:	The official settlement price of the underlying commodity on the pricing date.
Final price:	The official settlement price of the underlying commodity on the valuation date.
CUSIP / ISIN:	90279F4T5 / US90279F4T53
Listing:	The Trigger PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.25% of the aggregate principal amount.
Estimated initial value:	Expected to be between $929.00 and $959.00 per Trigger PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/1114446/000183988223004313/ubs2000091673_424b3-02366.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical trigger price of 90.00% of a hypothetical initial price and are purely hypothetical (the actual terms of your Trigger PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Underlying Return	Payment at Maturity
+50.00%	$1,750.00
+40.00%	$1,600.00
+30.00%	$1,450.00
+20.00%	$1,300.00
+10.00%	$1,150.00
0.00%	$1,000.00
-5.00%	$1,000.00
-10.00%	$1,000.00
-11.00%	$890.00
-20.00%	$800.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Trigger PLUS above and a link to the accompanying prospectus for the Trigger PLUS under “Additional Information About UBS and the Trigger PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Trigger PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪The Trigger PLUS do not pay interest or guarantee return of the stated principal amount and your investment in the Trigger PLUS may result in a loss.

▪The leverage factor applies only if you hold the Trigger PLUS to maturity.

▪The contingent repayment of principal at maturity applies only at maturity.

▪No interest payments.

Risks Relating to Characteristics of the Underlying Commodity

▪Market risk.

▪The Trigger PLUS are not regulated by the Commodity Futures Trading Commission (the “CFTC”).

▪No assurance that the investment view implicit in the Trigger PLUS will be successful.

▪The historical performance of the underlying commodity should not be taken as an indication of the future performance of the underlying commodity during the term of the Trigger PLUS.

▪Legal and regulatory risks.

▪Changes in law or regulations relating to commodity futures contracts could adversely affect the market value of, and return on, the Trigger PLUS.

▪The Trigger PLUS offer exposure to futures contracts and not direct exposure to physical commodities.

▪Prices of commodities and commodity futures contracts are highly volatile and may change unpredictably.

▪Owning the Trigger PLUS is not the same as purchasing the relevant nearby Light Sweet Crude Oil (WTI) futures contract or certain other related contracts directly.

▪Changes in supply and demand in the market for Light Sweet Crude Oil (WTI) futures contracts may adversely affect the market value of, and return on, the Trigger PLUS.

▪Suspension or disruptions of market trading in commodities and related futures may adversely affect the market value of, and return on, of the Trigger PLUS.

▪Trigger PLUS may be subject to certain risks specific to Light Sweet Crude Oil (WTI) as a commodity.

Estimated Value Considerations

▪The issue price you pay for the Trigger PLUS will exceed their estimated initial value.

▪The estimated initial value is a theoretical price; the actual price that you may be able to sell your Trigger PLUS in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Trigger PLUS as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the Trigger PLUS.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the Trigger PLUS in the secondary market (if any) may be greater than UBS’ valuation of the Trigger PLUS at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

▪The market value of the Trigger PLUS may be influenced by unpredictable factors.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential UBS impact on price.

▪Potential conflicts of interest.

▪The calculation agent may postpone the valuation date or the maturity date, respectively, upon the occurrence of a market disruption event, replace the underlying commodity upon the occurrence of a permanent disruption event or adjust the calculation of the underlying commodity or successor upon an alternative method of calculation.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪You must rely on your own evaluation of the merits of an investment linked to the underlying commodity.

Risks Relating to General Credit Characteristics

▪Credit risk of UBS.

▪The Trigger PLUS are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Trigger PLUS and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. See “Tax Considerations” in the preliminary pricing supplement. You should consult your tax advisor about your tax situation.

Underlying Commodity

For information about the underlying commodity, including historical performance information, see “Information About the Underlying Commodity” in the preliminary pricing supplement.

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